



Oja Como Va LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $75,000

Offering End Date: April 25, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Oja Como Va LLC

Founded: March 5, 2019

Address: 601 Greenwood Ave
Brooklyn, NY 11218

Industry: Full-Service Restaurants

Employees: 10

Website: https://www.cenabrooklyn.com/

Use of Funds Allocation:

If the maximum raise is met:

$70,500 (94.00%) – of the proceeds will go towards working capital- marketing, FF&E, and patio improvements
$4,500 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 2,008 Followers





Business Metrics:

	FY22	YTD 12/31/2023
Total Assets	$75,025	$54,782
Cash & Cash Equivalents	$21,321	$1,078
Accounts Receivable	$0	$0
Short-term Debt	$94,285	-$10,687
Long-term Debt	$0	$0
Revenue	$1,103,139	$959,131
Cost of Goods Sold	$312,678	$260,152
Taxes	$0	$0
Net Income	$17,366	$67,559

Recognition:

Oja Como Va LLC (DBA Cena) has gained popularity throughout New York, so they have decided to elevate their cuisine to reach bigger audiences. They've introduced new innovative dishes blending traditional Latin flavors with modern techniques, creating a unique dining experience.

To expand their reach, they plan to incorporate the power of social media into CENA's culinary creations online. This digital presence will attract a wider audience and garner attention from food enthusiasts.

About:

Oja Como Va LLC (DBA Cena) is a warm and inviting restaurant nestled in Windsor Terrace, Brooklyn. They offer a perfect blend of authentic and modern Mexican cuisine in their beautiful, spacious venue with ample outdoor seating.

For more information, contact our Customer Support Team at support@thesmbx.com

